July 23, 2021

VIA EDGAR AND BY COURIER

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby

Re:	LGL Systems Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 2, 2021
File No. 333-256129

Ladies and Gentlemen:

On behalf of LGL Systems Acquisition Corp. (“LGL”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to LGL’s above-referenced registration statement on Form S-4 (the “Registration Statement”) marked to show the changes made to the Amendment No. 1 to Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2021.

This Amendment is being filed in response to comments with respect to Registration Statement received from the Commission (the “Staff”) by letter dated July 19, 2021. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of LGL’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4

What equity stake will current LGL stockholders and current IronNet stockholders hold in the Combined Company immediately..., page 5

1.

We note your response to prior comment 5. Please revise to clarify that as redemptions increase, the per-share impact of the underwriting fee will increase for each nonredeeming shareholder and quantify the percentage impact on non-redeeming shareholders at each redemption level being presented relating to dilution.

LGL has added disclosure on page 6 in response to the Staff’s comment.

Matthew Derby

July 23, 2021

Results of Operations

Comparison of Fiscal 2021 and Fiscal 2020

Revenue, page 228

2.

We note your expanded disclosure in response to prior comment 15. It is unclear how you have identified and quantified the material factors that resulted in the increase in revenue year over year. Specifically, your current disclosures are unclear as to the factors that resulted in the increase in your software, subscription, and support revenue increasing 154% in fiscal 2021 and your professional services revenue increasing 32% in fiscal 2021. We repeat our prior comment to identify and quantify the material factors that resulted in the increase in your revenue year over year. For example, quantify each of the increases that resulted from sales to new customers and sales to existing customers. Refer to Section III.B of SEC Release No. 33-8350. Similar concerns apply to your interim revenue disclosures on page 226. In addition, provide disclosure to explain the decrease in your professional services revenue in the three months ended April 30, 2021.

LGL has revised the disclosure on pages 226 and 228 to 229 in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 234

3.

We have reviewed your response to prior comment 17 and note that amounts for the number of RSUs granted for three months ending April 30, 2021 and the weighted average grant date fair value as disclosed in your footnotes (see your page F-61) does not agree to the table and estimated fair value as discussed in your response letter dated July 2, 2021. Please revise or advise.

We acknowledge the Staff’s comment and advise the Staff that the prior response to comment 17 contained an error as to the number of RSUs granted on February 10, 2021. The number should have been 2,557,603 RSUs instead of 2,536,603 RSUs. Accordingly, the total RSUs granted during the three months ended April 30, 2021 were for an aggregate of 2,679,103 shares. LGL has also updated the disclosure in footnote 4 on page F-61 to correct the numbers. LGL submits that the weighted average grant date fair value of $3.87 is correct using the updated figures.

Matthew Derby

July 23, 2021

Notes to Consolidated Financial Statements

Note 2. Revenue, page F-77

4.

We have reviewed your response to prior comment 20 and continue to consider your analysis. Please clearly identify each performance obligation included in the arrangement and specifically address why each of those obligations are distinct within the context of the contract. See ASC 606-10-25-19. Clarify if the updates modify the functionality of the software, or provide any content, security or other updates that are critical to the customer being able to obtain the ongoing functionality and intended utility of the software. As part of your response, clarify the frequency of the updates provided and the percentage of customers that regularly download them. Clarify whether updates are required to be downloaded. We refer you to ASC 606-10-25-21.

LGL acknowledges the Staff’s comment and respectfully advises the Staff that IronNet has two types of performance obligations, which align with IronNet’s financial statement presentation and how IronNet has organized its MD&A. The performance obligations are 1) integrated cybersecurity solutions, which combine multiple goods and services and 2) professional services.

Professional services are sold separately from the integrated cybersecurity solutions and include services such as development of national cyber security strategies, customized training, incident response and tailored cybersecurity maturity assessments. All these offerings are separate offerings from the integrated solution. These professional services are distinct because the customer can benefit from the services on their own and are recognized upon performance.

The integrated cybersecurity solutions combine multiple goods and support services including: (a) proprietary software (“software”), (b) equipment specifically configured for the Company’s products (“equipment”), (c) intelligence feeds and support and maintenance services (“intelligence feeds and support and maintenance services”). The nature of IronNet’s promise to its customer is to provide continuous protection against cyber threats and attacks through its integrated solution and has applied the guidance within ASC 606-10-25-19 and 25-21 to determine whether or not any of these individual promised goods and services are distinct within the context of the contract.

Matthew Derby

July 23, 2021

In evaluating the two criteria given in ASC 606-10-25-19 for a promised good or service to be considered a distinct performance obligation, IronNet believes that each of the three components of the integrated cybersecurity solution that it provides to its customers (i.e., (a) software, (b) equipment, (c) intelligence feeds and support and maintenance services) meets the criterion in ASC 606-10-25-19(a) as being capable of being distinct because IronNet’s customers can benefit from each of them either on their own (equipment) or with resources that they have already obtained from IronNet (as is the case with the software, intelligence feeds and support and maintenance services).

However, IronNet does not believe that any of the three components of its integrated cybersecurity solution meets the criterion in ASC 606-10-25-19(b) as being distinct within the context of the contract. As noted, the nature of IronNet’s promise to its customers is to transfer an integrated cybersecurity solution that provides continuous protection against cyber threats and attacks through a contract period. In reaching this conclusion, IronNet considered paragraph 606-10-25-21(a), as well as related implementation examples within paragraphs ASC 606-10-55-140D through 55-140F (Example 10, Case C) and ASC 606-10-55-364 through 55-366 (Example 55).

In consideration of the guidance referenced above and in recognition of the nature of its promise to its customers, IronNet believes that the cybersecurity solution which it provides to its customers (inclusive of each of the three previously referenced individual components) represents a single distinct bundle of goods and services that should be accounted for as a single performance obligation in accordance with ASC 606-10-25-22. This conclusion is further supported by the following factors.

The components of IronNet’s integrated cybersecurity solutions are not distinct, and instead are part of a single, integrated promise because:

•

IronNet requires the purchase of access to software, equipment, intelligence feeds and support and maintenance services with each purchase of an IronNet cybersecurity solution. The software, equipment, intelligence feeds and support and maintenance services are all specific to the individual customer’s deployment. If a customer requires additional functionality, coverage, or capacity in order to expand its cyber protection capabilities, the customer is required to also purchase an equal amount of intelligence feeds, compute cost to run the software, and support and maintenance services. In other words, IronNet’s customers purchase a single overall cybersecurity solution.

•

IronNet’s sales and marketing strategies are designed to highlight and sell the interrelation and interdependency of the software, equipment, intelligence feeds and support and maintenance services as a single combined solution.

Matthew Derby

July 23, 2021

•

IronNet’s equipment cannot be repurposed by the customer for other uses (e.g., it cannot be used as a firewall, general purpose email server, etc.), and it cannot be updated through software updates offered by IronNet’s competitors. Similarly, IronNet’s intelligence feeds and support and maintenance services cannot be used with products offered by its competitors.

•

IronNet does not separately track the intelligence feeds and support and maintenance services that it delivers. The intelligence feeds will not function with the software and equipment if it has not been adequately updated and maintained through the support and maintenance services. This creates a symbiotic relationship, that the customer cannot purchase intelligence feed updates without also purchasing a coterminous support and maintenance service. Instead, IronNet views their provision as being part of a single update process.

Updates regularly modify the functionality of the software, and provide content and security among other features that are critical to IronNet’s customer promise, to provide continuous protection against cyber threats and attacks through its integrated solution:

•

All components of the solution are required to be updated regularly to retain and maintain their functionality and utility for the customer. Updates are pushed to, not optionally pulled by, customers to assure that active systems remain functional for the customers cybersecurity needs given the constantly evolving threat environment.

•

Both intelligence feeds and upgrades and enhancements to IronNet’s software are included in support and maintenance services element of the solution. Although the software is functional without the intelligence feeds and support and maintenance services, the utility diminishes considerably without frequent updates from intelligence feeds and support and maintenance services (collectively, “updates”), due to the rapidly evolving nature of cyber-attacks. The updates are core to delivering on IronNet’s promise to its customers of its integrated security solution, to continuously protect them against cyber threats and attacks. The ability to uphold this promise would diminish without these updates. As a result, these updates form a crucial and integral part of the integrated cybersecurity solution that IronNet provides to its customers, as they permit IronNet’s software and equipment to protect IronNet’s customers from new and evolving cyber-attacks that were not known or available upon its initial purchase.

Matthew Derby

July 23, 2021

IronNet provides its updates frequently, and all of its customers regularly receive them:

•	Updates are pushed to users through a secure connection that results in all customers receiving the feed updates.

•

IronNet provides intelligence feed updates at a very high frequency (often hourly). This frequency is an indication of the necessity of and utility provided by updates provided to customers. IronNet believes that these updates form an integral part of the overall cybersecurity solution that it promises to its customers, because they significantly modify the functionality of the software which allows IronNet’s solution to better protect IronNet’s customers from ever evolving cyber threats that would not be achievable with a static form of the software. Additionally, the updates customers receive through intelligence feeds are not usable with IronNet’s software unless the software is also updated and maintained via IronNet’s support and maintenance services.

Considering all the factors above, and in recognition of the judgment required when identifying distinct performance obligations within contracts with customers (as was noted by the FASB in paragraphs BC27 and BC28 of the Basis for Conclusions of Accounting Standards Update 2016-10, Revenue from Contracts with Customers—Identifying Performance Obligations and Licensing), IronNet has concluded that the cybersecurity solution that it promises to its customers is a single distinct performance obligation and that the updates integrally provided through its intelligence feeds and support and maintenances services as included components of its single solution are not distinct within the context of the contract under ASC 606-10-25-19 and ASC 606-10-25-21.

*    *    *

Matthew Derby

July 23, 2021

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6053 or Michael L. Zuppone at (212) 318-6906.

We thank the Staff in advance for its assistance.

Sincerely,

/s/  Keith Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

Enclosures

LEGAL_US_E # 156840997.5